Exhibit 99.1
ATTUNITY REPORTS SECOND QUARTER 2013 RESULTS

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Enhanced sales and marketing activities drive 92% increase in license revenue compared with the first quarter 2013

Burlington, MA – July 25, 2013 – Attunity, Ltd. (NASDAQ CM: ATTU), a leading provider of information availability software solutions, today reported its unaudited financial results for the three month period ended June 30, 2013.

“We are pleased to have effectively executed on several sales and marketing initiatives which generated strong demand for our big data and cloud solutions, resulting in revenue growth and profits in the second quarter, as compared with the first quarter of 2013. These activities have already made a material impact on our financial performance, and the momentum is expected to continue building into the second half of 2013, allowing us to meet our goals for the year,” stated Shimon Alon, Chairman and Chief Executive Officer of Attunity.

“We continue to benefit from our strong partnerships with market leaders. Our strategic relationship with Pivotal Greenplum has experienced increased activity since they completed their spinoff from EMC at the end of the first quarter of 2013 and we expect this to continue, going forward. In addition, through our relationship with Teradata, several data warehouse customers have tested our solutions, resulting in our first customer win in this environment.

“Through expanded marketing efforts, we have begun to build a growing customer base and we are driving greater awareness for our Amazon Web Services (AWS) solutions, as we increase our joint promotional activities. We believe this momentum will continue to increase as the newly launched AWS Redshift gains broader market adoption and is recognized as the premier data warehousing solution in the cloud.

“The appointment of new leadership within our marketing division and a ramped up sales force enabled us to focus on identifying and closing a greater number of deals with large scale data warehousing customers. The result has been strong direct sales growth compared with the first quarter of this year, mainly attributable to the U.S. market.

“These activities have allowed us to rapidly close the year over year gap. Our second quarter of 2013 total revenues are 5% lower compared to the same quarter in 2012, showing significant progress over the gap in the first quarter of 2013,” Mr. Alon concluded.

Recent Financial and Operational Highlights

•	License revenues for the second quarter grew 92%, compared with the first quarter of 2013

•	Total revenues for the second quarter grew 33%, compared with the first quarter of 2013

•	Non-GAAP operating income for the second quarter was $434,000, compared with a loss of $950,000 for the first quarter of 2013

•	Appointed Lawrence Schwartz as Vice President of Marketing, with a focus on positioning Attunity as the leader in data replication and cloud computing markets

•	Closed two deals with new Pivotal Greenplum customers

•	Closed deal with first customer that utilizes Attunity’s click-2-load solution for Teradata’s Big Data warehouse

•	New Latin America sales team closed first deal with a large financial institution

Financial Results for Q2 2013

Total revenues for the second quarter of 2013 were $6.1 million, compared with $6.4 million for the same period of 2012. The decrease year-over-year is primarily a result of an 8% decline in license revenues to $3.3 million, compared with $3.6 million for the same period of 2012.

Operating income for the second quarter of 2013 was $108,000, compared with $688,000 for the same period of 2012. The decrease year-over-year in operating income reflects lower total revenue as well as higher sales and marketing costs during the second quarter of 2013 associated with the hires of sales force in the end of 2012 and the beginning of 2013.

Non-GAAP operating income for the second quarter of 2013 was $434,000, compared with $1.1 million for the same period of 2012. Non-GAAP operating income for the second quarter of 2013 excludes the impact of stock-based compensation expenses, amortization and expenses related to the acquisition of RepliWeb of $326,000. Non-GAAP operating income for the same period of 2012 excludes the impact of stock-based compensation expenses, amortization and expenses related to the acquisition of RepliWeb, and amortization of software development costs of $461,000. See “Use of Non-GAAP Financial Information” below for more information regarding Attunity’s use of Non-GAAP financial measures.

Net income for the second quarter of 2013 was $180,000, or $0.02 per diluted share, compared with $508,000, or $0.04 per diluted share (adjusted to reflect the reverse stock split in July 2012) in the second quarter of 2012.

Non-GAAP net income for the second quarter of 2013 was $371,000, compared with $1.2 million for the second quarter of 2012.  Non-GAAP net income for the second quarter of 2013 excludes a total of $191,000 in expenses and amortization, which is comprised of $114,000 in amortization and other expenses associated with acquisition of RepliWeb, compared with $229,000 for the same period last year; financial income associated with the revaluation of liabilities presented at fair value (attributed mainly to the change in the share price) of $63,000, compared with financial expense of $279,000 for the same period last year; and $140,000 stock-based compensation expenses, compared with $160,000 for the same period last year.  See “Use of Non-GAAP Financial Information” below for more information regarding Attunity’s use of Non-GAAP financial measures.

Cash and cash equivalents were $1.8 million as of June 30, 2013, compared with $3.8 million as of December 31, 2012. In April 2013, the Company paid the final consideration of $2.0 million as earn-out to RepliWeb former shareholders as part of the acquisition completed in September 2011.

Shareholders' equity decreased to $9.0 million as of June 30, 2013, compared with $9.6 million as of December 31, 2012.

Conference Call Information

The Company’s management will host a conference call today, July 25, 2013, at 10:00 a.m. Eastern Time. The dial-in numbers for the conference call are 1-877-280-1254 (U.S. Toll Free), +1 646 254 3364 (International) or 03-763-0145 (Israel). All dial-in participants must use the following code to access the call: 1565533. Please call at least five minutes before the scheduled start time.

The conference call will be available via webcast and can be accessed through the Events section of Attunity’s website, and www.kcsa.com, the contents of which are not part of this press release. Please allow extra time prior to the call to visit the site and download any necessary software to listen to the Internet broadcast.

For interested individuals unable to join the conference call, a replay of the call will be available through August 25, 2013 at +1 347 366 9565 (all regions). Participants must use the following code to access the replay of the call: 1565533. The online archive of the webcast will be available on http://www.attunity.com/events or www.kcsa.com for 30 days following the call.

About Attunity

Attunity is a leading provider of information availability software solutions that enable access, sharing and distribution of data, including Big Data, across heterogeneous enterprise platforms, organizations, and the cloud. Our software solutions include data replication, change data capture (CDC), data connectivity, enterprise file replication (EFR) and managed-file-transfer (MFT). Using Attunity's software solutions, our customers enjoy significant business benefits by enabling real-time access and availability of data and files where and when needed, across the maze of heterogeneous systems making up today's IT environment.

Attunity has supplied innovative software solutions to its enterprise-class customers for nearly 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of partners such as Microsoft, Oracle, IBM and HP. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, visit http://www.attunity.com or our In Tune blog and join our community on Twitter, Facebook, LinkedIn and YouTube, the content of which is not part of this press release.

Use of Non-GAAP Financial Information

In addition to reporting financial results in accordance with U.S. generally accepted accounting principles, or GAAP, Attunity uses Non-GAAP measures of net income,  operating income, operating profit margin and net income per share, which are adjustments from results based on GAAP to exclude expenses and amortization associated with the acquisition of RepliWeb, net of related tax, stock-based compensation expenses in accordance with ASC 718, amortization of software development costs in accordance with ASC 985-20, and non-cash financial expenses such as the effect of a revaluation of liabilities presented at fair value and convertible debt inducement expenses. Attunity’s management believes the non-GAAP financial information provided in this release is useful to investors' understanding and assessment of Attunity's on-going core operations and prospects for the future. Management uses both GAAP and non-GAAP information in evaluating and operating its business internally and as such has determined that it is important to provide this information to investors. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP.

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we discuss our plan to return to growth in the second half of 2013, and when we discuss our expectation that our partnership with Pivotal will have a positive impact on our growth, we are using forward-looking statements. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity’s current expectations. Factors that could cause or contribute to such differences include, but are not limited to: our reliance on strategic relationships with our distributors, OEM and VAR partners, including Microsoft, and Pivotal; risks and uncertainties relating to acquisitions, including costs and difficulties related to integration of acquired businesses; our liquidity challenges and the need to raise additional capital in the future; timely availability and customer acceptance of Attunity’s new and existing products, including Attunity Replicate; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity’s products; the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity’s Annual Report on Form 20-F for the year ended December 31, 2012, which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Attunity in reports filed or furnished to the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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© 2013 Attunity Ltd. All rights reserved. Attunity is a trademark of Attunity Inc.

For more information, please contact:
Todd Fromer / Garth Russell
KCSA Strategic Communications
P: + 1 212-682-6300
tfromer@kcsa.com / grussell@kcsa.com

Dror Harel-Elkayam, CFO
Attunity Ltd.
Tel. +972 9-899-3000
dror.elkayam@attunity.com

ATTUNITY LTD. AND ITS SUBSIDIARIES

 INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013

U.S. DOLLARS IN THOUSANDS

Unaudited

ATTUNITY LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	June 30,	December 31,
	2013	2012
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,772	$3,778
Trade receivables (net of allowance for doubtful accounts of $25 at June 30, 2013 and December 31, 2012)	3,241	3,671
Other accounts receivable and prepaid expenses	498	323
Total current assets	5,511	7,772

LONG-TERM ASSETS:
Other assets	165	93
Severance pay fund	3,070	2,880
Property and equipment, net	829	423
Intangible assets, net	1,497	1,870
Goodwill	13,075	13,094
Total long-term assets	18,636	18,360

Total assets	$24,147	$26,132

ATTUNITY LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	June 30,	December 31,
	2013	2012
	Unaudited	Audited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Trade payables	$396	$316
Payment obligation	-	1,934
Deferred revenues	5,960	4,759
Employees and payroll accruals	2,267	2,589
Accrued expenses and other current liabilities	807	1,220
Total current liabilities	9,430	10,818

LONG-TERM LIABILITIES:

Long-term deferred revenue	664	888
Liabilities presented at fair value and other long-term liabilities	764	875
Accrued severance pay	4,299	3,989
Total long-term liabilities	5,727	5,752

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.4 par value -	1,284	1,270
Authorized: 32,500,000 shares at June 30, 2013 and December 31, 2012; Issued and outstanding: 11,044,090 shares at June 30, 2013 and 10,919,930 shares at December 31, 2012
Additional paid-in capital	110,761	110,318
Receipt on account of shares	133	-
Accumulated other comprehensive loss	(659)	(672)
Accumulated deficit	(102,529)	(101,354)

Total shareholders' equity	8,990	9,562

Total liabilities and shareholders' equity	$24,147	$26,132

ATTUNITY LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Six months ended		Three months ended
	June 30,		June 30,
	2013	2012	2013	2012
	Unaudited		Unaudited

Software licenses	$5,043	$7,141	$3,313	$3,578
Maintenance and services	5,644	5,335	2,789	2,816
Total revenue	10,687	12,476	6,102	6,394
Operating expenses:
Cost of revenues	1,046	1,173	512	537
Research and development	3,869	3,928	1,884	1,891
Selling and marketing	5,456	4,813	2,805	2,531
General and administrative	1,511	1,531	793	747
Total operating expenses	11,882	11,445	5,994	5,706
Operating income (loss)	(1,195)	1,031	108	688
Financial income (expenses), net	(85)	(557)	28	(210)
Income (loss) before taxes on income	(1,280)	474	136	478
Taxes on income (benefit)	(105)	91	(44)	(30)
Net income (loss)	$(1,175)	$383	$180	$508

Basic net income (loss) per share	(0.11)	0.04	0.02	0.05
Weighted average number of shares used in computing basic net income (loss) per share	10,994	10,382	11,026	10,493

Diluted net income (loss) per share	(0.11)	0.03	0.01	0.04
Weighted average number of shares used in computing diluted net loss per share	10,994	11,759	12,397	11,789

ATTUNITY LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2013	2012
	Unaudited
Cash flows activities:
Net income (loss)	$(1,175)	$383
Adjustments required to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	114	102
Stock based compensation	306	324
Amortization of intangible assets	373	524
Accretion of payment obligation	66	132
Convertible debt inducement expenses	-	108
Change in:
Accrued severance pay, net	120	168
Trade receivables	430	(414)
Other accounts receivable and prepaid expenses	(175)	(325)
Other long term assets	(72)	(28)
Trade payables	44	(94)
Deferred revenues	977	101
Employees and payroll accruals	(322)	7
Accrued expenses and other liabilities	(413)	(808)
Liabilities presented at fair value and other long-term liabilities	(111)	329
Revaluation of restricted cash	-	2
Net cash provided by operating activities	162	511
Cash flows from investing activities:
Purchase of property and equipment	(484)	(126)
Net cash used in investing activities	(484)	(126)
Cash flows from financing activities:
Proceeds from exercise of stock options, warrants and rights	151	184
Receipts on account of shares	133	-
Repayment of long-term debt	-	(103)
Repayment of convertible debt	-	(153)
Repayment of contingent consideration	(2,000)	-
Net cash used in financing activities	(1,716)	(72)
Foreign currency translation adjustments on cash and cash equivalents	32	(45)
Increase (decrease) in cash and cash equivalents	(2,006)	268
Cash and cash equivalents at the beginning of the period	3,778	1,484
Cash and cash equivalents at the end of the period	1,772	1,752

Supplemental disclosure of cash flow activities:
Cash paid during the period for:
Interest	5	225
Income tax	389	234
Non cash activities:
Purchase of property and equipment	36	-
Conversion of convertible debt and bifurcated conversion feature	-	630

ATTUNITY LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF SUPPLEMENTAL NON-GAAP FINANCIAL INFORMATION

U.S. dollars in thousands, except per share data

	Six months ended		Three months ended
	June 30,		June 30,
	2013	2012	2013	2012
	Unaudited		Unaudited

GAAP operating Income (loss)	(1,195)	1,031	108	688
Stock based compensation (1)	306	324	140	160
Amortization of Software Development Costs	-	112	-	56
Acquisition-related amortization and adjustments (2)	373	513	186	245
Non-GAAP operating Income (loss)	(516)	1,980	434	1,149
GAAP net income (loss)	(1,175)	383	180	508
Stock based compensation (1)	306	324	140	160
Amortization of Software Development Costs	-	112	-	56

Acquisition-related amortization and adjustments (2)	373	513	186	245
Revaluation of liabilities presented at fair value	(63)	436	(63)	279
Acquisition-related financial expenses	66	132	-	66
Tax related to the acquisition	(144)	(165)	(72)	(82)
Non-GAAP net income (loss)	(637)	1,735	371	1,232

GAAP diluted net income (loss) per share:	(0.11)	0.03	0.02	0.04
Stock based compensation and Amortization of Software Development Costs, Acquisition-related amortization and adjustments	0.06	0.08	0.03	0.04
Revaluation of Liabilities presented at fair value, and acquisition related financial expenses	0.00	0.05	(0.01)	0.03
Tax related to the acquisition	(0.01)	(0.01)	(0.01)	(0.01)
Non-GAAP diluted net income (loss) per share	(0.06)	0.15	0.03	0.10
Weighted average number of shares used in computing diluted net income (loss) per share	10,994	11,759	12,507	11,789

(1) Stock-based compensation expenses under ASC 718 included in:
Research and development	132	121	64	61
Selling and marketing	88	76	35	36
General and administrative	86	127	41	63
	306	$324	140	160
(2) Operating Acquisition-related expenses, amortization and adjustments:
Valuation adjustment on acquired deferred services revenue	-	101	-	39
Cost of Sales - Amortization of technology	257	280	128	140
Selling and marketing - Amortization of customers relationship	116	132	58	66
	373	$513	186	245

*) On July 19, 2012, the Company affected a reverse stock split of the Company's ordinary shares of four (4) for one (1).
    The earning per share amounts and the share data presented for all prior periods were restated to reflect the effects of the reverse stock split.